SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 10, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 10, 2008

TAM signs contract for mobile communications aboard its aircraft

Agreement signed with OnAir will make the company the first in the Americas to offer this technology

São Paulo, September 10, 2008 – TAM Linhas Aereas (Bovespa: TAMM4 and NYSE: TAM) will be the first airline in the Americas to offer onboard mobile phone service on its Airbus A320s, to be provided by OnAir -- a joint venture of Airbus and Sita, an organization that develops cutting edge technology for aviation. A trail-blazing partnership signed with the company will enable TAM passengers to use their cell phones and smartphones in flight -- for voice, SMS messaging or emails -- on South American routes.

The system is expected to begin working in the second half of 2009. The startup of operations will depend on approval by the National Agency of Civil Aviation (Anac -- Agencia Nacional de Aviacao Civil) and the National Agency of Telecommunications (Anatel -- Agencia Nacional de Telecomunicacoes), as well as the adjustment of legislation that only authorizes cell phone use when the aircraft is on the ground and the doors are open.

The announcement of the agreement took place this Wednesday in Long Beach, California (USA) at the trade fair of the World Airline Entertainment Association (WAEA), the largest event in the world devoted to onboard entertainment. The system was certified by the European Aviation Safety Agency (Easa), and its use was recently regulated by the European Union. The mechanism ensures complete safety for passengers, since it prevents signals from devices from causing interference in the aircrafts commands. In addition, should the need arise, the system can be shut down at any time. The company chose the OnAir system after two years of assessing connectivity solutions available on the market.

"Offering this advanced technology to our customers confirms our leadership in the airline market in Brazil, and is one more example of our constant quest for Service Excellence, one of the pillars of our company," states TAM president, Captain David Barioni Neto. "Our passengers, particularly those traveling in business class, will be able to stay in contact with their offices and clients, enhancing efficiency and productivity."

OnAir president, Benoit Debains, underscored TAM's status as a pioneer in adopting this onboard communications system. "We are very pleased by the fact that TAM, one of the leaders in innovation in passenger service, and the largest airline in South America, has chosen OnAir to implement this additional benefit for its passengers," he said.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed August 2008 with 54.2% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 73.9% in August. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5 million members and has redeemed more than 5.9 million tickets for frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.